Exhibit 99.1

BriaCell Adds Two Clinical Trial Sites to Accelerate Patient Enrollment

PHILADELPHIA, PA and VANCOUVER, British Columbia, February 28, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces that it has recruited two additional clinical sites for screening and enrolling advanced breast cancer patients in the Phase I/IIa combination study of BriaCell’s lead candidate, Bria-IMT™, with Incyte’s checkpoint inhibitor, retifanlimab, and its immunomodulator, epacadostat. The additional clinical sites include the following: 1) Atlantic Health System, Morristown, New Jersey, and 2) Tranquil Clinical Research, Webster, Texas.

BriaCell’s clinical sites work closely with Cancer Insight, LLC to manage the clinical and regulatory aspects of the Phase I/IIa clinical trial in advanced breast cancer on behalf of BriaCell. The following clinical sites are now open and actively enrolling patients:

●	Atlantic Health System, Morristown, New Jersey
●	Tranquil Clinical and Research, Webster, Texas
●	Mary Crowley Cancer Research center, Dallas, Texas
●	St. Joseph Health-Sonoma County, Santa Rosa, California
●	Cancer Center of Kansas, Wichita, Kansas

“These outstanding clinical sites greatly expand our geographical reach allowing more patients to access our innovative therapies as part of our ongoing study,” stated Dr. Bill Williams, BriaCell’s President and CEO. “There is an urgent need for well-tolerated and effective treatments for advanced breast cancer patients, and we look forward to working with the leading oncologists and care providers at these clinical sites to make these treatments available.”

Atlantic Health System

Founded in 1996, Atlantic Health System was formed to provide quality, affordable and accessible care to patients in northern and central New Jersey. Committed to its mission of building healthier communities, it has grown to a network of over 17,000 members and 4,800 physicians. Atlantic Health System serves over one million patients annually through 400 sites of care, including seven hospitals, 300 physician practices, 16 urgent care centers, home care and hospice services, mobile health, telehealth, and collaborative partnerships in education, research and community health receiving several clinical awards from U.S. News & World Report.

Tranquil Clinical Research

With over 30 years of experience, Tranquil Clinical Research, has been providing novel treatments to patients in Webster, Texas. Its focus has been on excellence in the clinical trial process and bringing trustworthy products to patients. The facility is strategically located near Texas Medical Center (TMC), Houston, Texas, the world’s largest medical complex.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com